B. Scott Gootee 816.691.3263 DIRECT 816.412.1156 DIRECT FAX scott.gootee@stinson.com

January 9, 2017

Tom Kluck

Legal Branch Chief, Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EPR Properties
Registration Statement on Form S-4
Filed December 14, 2016
File No. 333-215099

Dear Mr. Kluck:

On behalf of EPR Properties (the “Company”), this letter responds to the letter dated January 4, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form S-4 filed by the Company on December 14, 2016 (the “Registration Statement”).

To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a blackline of the changed pages in the Registration Statement marked against the Registration Statement as filed on December 14, 2016, reflecting the changes to the Registration Statement.

SEC Comment No. 1

Proposal One—The Sale Proposal

Opinion of the Financial Advisor to the Special Committee

Summary of Material Considered, page 79

We note your disclosure on page 79 that in arriving at its opinion, Stanger, among other things, reviewed a five-year cash flow projection for CLP’s properties prepared by CLP and CLP’s Advisor. Please revise your disclosure to provide additional disclosure about these financial forecasts and estimates or tell us why such disclosure is not necessary.

Mr. Tom Kluck

January 9, 2017

Response to Comment No. 1

We have confirmed with Stanger that its discounted cash flow analysis was based on the EBITDA and Adjusted EBITDA projections already included in the table on page 78 for the CLP Projections. We have modified the disclosures on pages 79 and 83 to indicate that Stanger’s discounted cash flow analysis was based on those projections.

SEC Comment No. 2

Summary of Analysis, page 81

We note the disclaimer by CLP and Stanger relating to certain of the information used in Stanger’s analyses, which your disclosure states is inherently subject to substantial uncertainty. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise your disclosure accordingly.

Response to Comment No. 2

The Summary of Analysis disclosure has been revised in response to this comment.

SEC Comment No. 3

Annex C—Opinion of Robert A. Stanger & Co., Inc., page C-1

We note the limitation on reliance by shareholders in the fourth full paragraph on page C-3 of the opinion, which states that Stanger’s opinion “is for the exclusive use and benefit of the Special Committee.” (Emphasis added). Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Stanger’s belief that shareholders cannot rely upon the opinion to support any claims against Stanger arising under applicable state law (e.g., the inclusion of an express disclaimer in Stanger’s engagement letter with the Special Committee). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Special Committee or the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Stanger would have no effect on the rights and responsibilities of Stanger, the Special Committee or the board of directors under the federal securities laws.

Response to Comment No. 3

Annex C—Opinion of Robert A. Stanger & Co., Inc. has been revised in response to this comment.

We believe the foregoing is responsive to the Staff’s comments. Should you have any questions, please do not hesitate to contact the undersigned at (816) 691-3263.

Mr. Tom Kluck

January 9, 2017

Respectfully Submitted,

/s/ Scott Gootee

Scott Gootee

Stinson Leonard Street LLP

cc:	Craig L. Evans
Senior Vice President, General Counsel and Secretary
EPR Properties

Bryan Hough

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance